UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 is amended to delete the words “, to Airgas’ knowledge after making reasonable inquiry, ” from the first sentence thereof, to replace the words “during the past 60 days” in the first sentence thereof with the words “since December 24, 2009”, and to add the transactions below to the table therein:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Robert M. McLaughlin	April 20, 2010	4.42	63.89	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	April 20, 2010	1.26	63.89	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	April 20, 2010	1.95	63.89	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	April 20, 2010	0.56	63.89	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	April 20, 2010	1.42	63.89	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	April 20, 2010	0.71	63.89	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	April 12, 2010	4.41	64.01	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	April 12, 2010	1.26	64.01	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	April 12, 2010	1.94	64.01	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	April 12, 2010	0.56	64.01	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	April 12, 2010	1.41	64.01	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	April 12, 2010	0.71	64.01	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Les Graff	April 1, 2010	113.63	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Max D. Hooper	April 1, 2010	144.25	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Robert M. McLaughlin	April 1, 2010	165.37	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Michael L. Molinini	April 1, 2010	209.62	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Shaun B. Powers	April 1, 2010	234.57	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Thomas Smyth	April 1, 2010	127.38	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Dwight T. Wilson	April 1, 2010	92.73	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Robert H. Young, Jr.	April 1, 2010	45.94	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Les Graff	March 31, 2010	13.60	63.62	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Max D. Hooper	March 31, 2010	14.45	63.62	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Peter McCausland	March 31, 2010	149.70	63.62	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Robert M. McLaughlin	March 31, 2010	0.64	63.62	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Thomas Smyth	March 31, 2010	3.08	63.62	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Dwight T. Wilson	March 31, 2010	18.85	63.62	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Paula A. Sneed	March 31, 2010	7.99	N/A	Award of Phantom Stock pursuant to Airgas’ deferred compensation plan as a result of reinvestment under the plan of dividends declared and paid with respect to Airgas Common Shares underlying the Phantom Stock
Peter McCausland	March 24, 2010	21.57	63.75	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	March 24, 2010	10.78	63.75	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	March 24, 2010	4.43	63.75	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	March 24, 2010	1.27	63.75	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	March 24, 2010	1.95	63.75	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	March 24, 2010	0.56	63.75	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	March 24, 2010	1.42	63.75	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	March 24, 2010	0.71	63.75	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	March 8, 2010	79.60	64.78	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	March 8, 2010	10.61	64.78	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	March 8, 2010	4.36	64.78	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	March 8, 2010	1.25	64.78	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Thomas Smyth	March 8, 2010	1.92	64.78	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	March 8, 2010	0.55	64.78	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	March 8, 2010	1.40	64.78	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	March 8, 2010	0.70	64.78	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	February 23, 2010	81.37	63.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	February 23, 2010	10.85	63.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	February 23, 2010	4.46	63.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	February 23, 2010	1.27	63.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	February 23, 2010	1.96	63.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	February 23, 2010	0.56	63.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	February 23, 2010	1.43	63.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	February 23, 2010	0.71	63.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	February 9, 2010	84.05	61.35	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	February 9, 2010	11.21	61.35	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	February 9, 2010	4.61	61.35	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	February 9, 2010	1.32	61.35	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	February 9, 2010	2.03	61.35	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	February 9, 2010	0.58	61.35	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	February 9, 2010	1.48	61.35	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	February 9, 2010	0.74	61.35	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	February 2, 2010	4,085	N/A	Gifts of Airgas Common Shares
Peter McCausland	February 1, 2010	450	N/A	Gifts of Airgas Common Shares
Peter McCausland	January 20, 2010	105.25	48.99	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	January 20, 2010	14.03	48.99	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	January 20, 2010	5.77	48.99	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	January 20, 2010	1.65	48.99	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Thomas Smyth	January 20, 2010	2.54	48.99	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	January 20, 2010	0.73	48.99	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	January 20, 2010	1.85	48.99	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	January 20, 2010	0.93	48.99	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	January 6, 2010	1.88	48.24	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	January 6, 2010	0.94	48.24	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	January 6, 2010	2.58	48.24	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	January 6, 2010	0.74	48.24	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Les Graff	January 1, 2010	113.63	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Max D. Hooper	January 1, 2010	144.25	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Robert M. McLaughlin	January 1, 2010	165.37	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Michael L. Molinini	January 1, 2010	209.62	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Shaun B. Powers	January 1, 2010	234.57	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Thomas Smyth	January 1, 2010	127.38	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Dwight T. Wilson	January 1, 2010	92.73	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Robert H. Young, Jr.	January 1, 2010	45.94	29.29	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Les Graff	December 31, 2009	14.21	47.60	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Max D. Hooper	December 31, 2009	15.09	47.60	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Peter McCausland	December 31, 2009	154.97	47.60	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Robert M. McLaughlin	December 31, 2009	0.56	47.60	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Thomas Smyth	December 31, 2009	3.17	47.60	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Dwight T. Wilson	December 31, 2009	19.65	47.60	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description

(a)(17)	Notice to Certain Participants of Airgas, Inc. 401(k) Plan, mailed April 23, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/s/ Robert H. Young, Jr.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: April 23, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(17)	Notice to Certain Participants of Airgas, Inc. 401(k) Plan, mailed April 23, 2010.